NO ACT

PE 1-6-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004315

March 5, 2009

Received SEC
MAR 05 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-09

William H. Aaronson
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: Comcast Corporation
Incoming letter dated January 6, 2009

Dear Mr. Aaronson:

This is in response to your letter dated January 6, 2009 concerning the shareholder proposal submitted to Comcast by Joseph F. Granata. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Joseph F. Granata

*** FISMA & OMB Memorandum M-07-16 ***

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 5, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated January 6, 2009

The proposal requests that the board establish an independent committee to prepare a report that quantifies the differentials between the pay of Comcast's senior executives and the lowest paid 10% of its employees, considers the costs and benefits resulting from these differentials, and evaluates whether the differentials should be modified.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(12)(ii). Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Julie F. Bell
Attorney-Adviser

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

WILLIAM H. AARONSON
212 450 4397
WILLIAM.AARONSON@DPW.COM

January 6, 2009

Re: ***Shareholder Proposal Submitted by Joseph H. Granata***

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
via email: shareholderproposals@sec.gov

Ladies and Gentlemen:

On behalf of our client, Comcast Corporation ("**Comcast**" or the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2009 Annual Meeting of Shareholders (collectively, the "**2009 Proxy Materials**") a shareholder proposal (the "**Proposal**") and related supporting statement received from Joseph F. Granata (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2009 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2009 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 30,

2009. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

Introduction

The Proposal, which is attached hereto as Exhibit A, requests that the Board of Directors establish an independent committee to prepare a report to shareholders regarding the pay differential between Comcast's senior executives and the lowest paid 10% of current Comcast employees. Specifically, the proposal states:

> "The shareholders of Comcast Corporation request that the Board of Directors establish an independent committee to prepare a report to shareholders that: 1) quantifies the differentials between the pay of Comcast's senior executives and the lowest paid 10% of current Comcast employees; 2) considers the costs and benefits resulting from these differentials; and 3) evaluates whether the differentials should be modified."

Comcast requests that the Staff of the SEC concur with its view that the Proposal may be properly omitted from its 2009 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(12)(ii) because (i) the Proposal deals with substantially the same subject matter as a proposal that was included in each of Comcast's proxy materials for Comcast's 2007 annual meeting of shareholders (the "**2007 Annual Meeting**" and such proposal, the "**2007 Proposal**") and Comcast's proxy materials for Comcast's 2008 annual meeting of shareholders (the "**2008 Annual Meeting**" and such proposal, the "**2008 Proposal**") and (ii) the 2008 Proposal received less than 6% of the vote. The 2007 Proposal and the 2008 Proposal are collectively referred to herein as the "**Prior Proposals**".

Rule and Analysis

Pursuant to Rule 14a-8(i)(12)(ii), the Proposal may be excluded from Comcast's 2009 Proxy Materials. Rule 14a-8(i)(12)(ii) states:

> "(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received: . . . (ii) Less than 6% of the vote on its last submission if proposed twice previously within the preceding 5 calendar years."

The Proposal and the Prior Proposals are virtually identical and their supporting statements are indistinguishable, with the exception of certain dates and corresponding figures, and several minor wording differences. A copy of the 2007 Proposal is attached hereto as Exhibit B and a copy of the 2008 Proposal is attached hereto as Exhibit C.

The SEC has stated that judgments under Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Exchange Act Release No. 34-20091 (August 16, 1983). The substantive concerns in the Proposal and each of the Prior Proposals are clearly the same. The Staff has consistently concluded that companies may properly exclude resubmissions that are based on similar substantive concerns, notwithstanding differences in specific language. See Bank of America Corporation (January 11, 2007); Ford Motor Company (February 28, 2007); The Home Depot, Inc. (February 10, 2005); Bristol-Myers Squibb Company (February 11, 2004); AT&T Corporation (February 17, 1998). In this case, it is clear that each of the Prior Proposals are substantively similar to the Proposal.

The 2008 Proposal was submitted and voted upon at the 2008 Annual Meeting, resulting in 11,805,899 votes being cast "for" the 2008 Proposal and 330,827,694 votes being cast "against" the 2008 Proposal. As described in Section F.4 of the Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001), only votes cast "for" and "against" a proposal are included in the calculation of the shareholder vote on the proposal. Therefore, the number of shares voting "for" the 2008 Proposal at the 2008 Annual Meeting constituted 3.57% of the total numbers of shares voting on the 2008 Proposal, well below the 6% threshold established in Rule 14a-8(i)(12)(ii).

Conclusion

The Proposal is substantially similar to shareholder proposals voted upon two times in the preceding five calendar years, and the last such proposal to be voted upon, the 2008 Proposal, received less than 6% of the total votes cast. Accordingly, Comcast requests that the Staff concur with its view that the Proposal may be properly omitted from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (212) 450-4397 or Arthur R. Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 286-7564, if we may be of any further assistance in this matter.

Very truly yours,

William H. Aaronson

William H. Aaronson

Enclosures

cc w/enc: Joseph F. Granata

Arthur R. Block

Office of Chief Counsel

January 6, 2009

EXHIBIT A

Joseph F. Granata

*** FISMA & OMB Memorandum M-07-16 ***

VIA Fax & Overnight Mail

November 25, 2008

Arthur R. Block, Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Mr. Block:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2009. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Comcast common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Comcast common stock through the date of the Company's 2009 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,

Joseph F. Granata

Enclosure

Shareholder Proposal

Resolved: The shareholders of Comcast Corporation request that the Board of Directors establish an independent committee to prepare a report to shareholders that: 1) quantifies the differentials between the pay of Comcast's senior executives and the lowest paid10% of current Comcast employees; 2) considers the costs and benefits resulting from these differentials; and 3) evaluates whether the differentials should be modified.

Statement of Support

There is widespread concern about the super-sized compensation packages of top corporate executives in the United States. [*Wall Street Journal*, 7/5/2006; *New York Times*, 7/9/2006 and 4/9/2006] These packages seem to channel financial resources to top executives in increasingly creative ways – for instance, payments to cover personal tax liabilities; the cost of term life insurance; above-market interest paid on deferred compensation; personal use of company administrative support; personal use of company aircraft; supplemental executive retirement benefits; and other perquisites.

Altogether, executive pay has increased the compensation gap between the highest and lowest paid employees at U.S. companies, and it may also have weakened the connection between corporate performance and executive compensation. We believe executive compensation systems should provide incentives to build a successful, sustainable company, but that prosperity should be fairly shared within the company.

According to the 2008 proxy statement, Comcast's Chairman and CEO Brian L. Roberts received compensation in excess of $43.36 million in 2007, including the total from the Summary Compensation Table and the value of options exercised.

Our CEO's compensation was over 1,000 times the pay of non-supervisory employees (call center workers, technicians, and maintenance workers) at Comcast in fiscal 2007.

Shareholders are entitled to an explanation of why the Comcast pay differential is so large between the highest and lowest paid and what steps, if any, are being taken to reduce that ratio, because, we believe, a company's success is driven by the whole workforce, and not merely by the CEO.

We believe such large pay differentials lower employee morale and productivity. A 1992 study by Cowherd and Levine in *Administrative Science Quarterly* found, in addition, that pay differentials between managers and workers tend to reduce product quality. A 1988 study by Stanford professor O'Reilly and others in *Administrative Science Quarterly* found that a disparity between the CEO's pay and that of lower level managers was associated with a higher turnover of management personnel. Finally, former Harvard University President Derek Bok has argued that large executive pay packages can weaken organizational loyalties. [*The Cost of Talent*, 1993]

In the mid-1980s, management guru Peter Drucker argued that no CEO should earn more than 20 times the company's lowest-paid employee. [*Business Week*, 5/6/2002] Drucker believed the growing differential between CEO and worker pay would damage company cultures and employee productivity.

If you believe there are good reasons to examine compensation differentials at our Company, please support this proposal.

EXHIBIT B

Name Joseph F. Granata

*** FISMA & OMB Memorandum M-07-16 ***

VIA Fax & Overnight Mail

November 27, 2006

Arthur R. Block, Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Mr. Block:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2007. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Comcast common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Comcast common stock through the date of the Company's 2007 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders. Please direct all communications regarding this matter to Mr. Tony Daley at CWA Headquarters:

Research Department
Communications Workers of America
501 3rd St., N.W.
Washington, D.C. 20001
202-434-9515 (phone)
202-434-1201 (fax)

Sincerely,

Joseph F. Granata

Enclosure

Shareholder Proposal

Resolved: The Shareholders of Comcast Corporation ("Comcast") request that the Board of Directors establish an independent committee to prepare a report to shareholders that: 1) quantifies the differentials between the pay of Comcast's senior executives and the lowest paid 10% of current Comcast employees; 2) considers the costs and benefits that result from these differentials; and 3) evaluates whether the differential should be modified.

Statement of Support

There is widespread concern about the explosion in the compensation packages of top corporate executives in the United States. [*Wall Street Journal*, 7/5/2006; *New York Times*, 7/9/2006 and 4/9/2006] These packages seem to channel financial resources to top executives in increasingly creative ways – for instance, payments to cover personal tax liabilities; the cost of term life insurance, above-market interest paid on deferred compensation; personal use of company administrative support; personal use of company aircraft; Supplemental Executive Retirement benefits; and other perquisites.

Altogether, this executive pay has increased the compensation gap between the highest and lowest paid employees at U.S. companies, and it may have weakened the connection between corporate performance and executive compensation. We believe that executive compensation systems should provide incentives to build a successful, sustainable company, but that prosperity should be fairly shared within the company.

According to the 2006 proxy statement, Comcast's Chairman and CEO Brian L. Roberts received total compensation in excess of $18.4 million in 2005. He received total compensation of not less than $33.5 million in 2004.

Our CEO's compensation was approximately 563 times the pay of non-supervisory employees (call center workers, technicians, and maintenance workers) at Comcast in fiscal 2005 and more than 1,026 times the average pay in 2004.

Shareholders are entitled to an explanation of why the ratio is so large between the highest and lowest paid at Comcast and what steps, if any, are being taken to reduce that ratio, especially because we believe that a company's success is driven not merely by the CEO, but rather by the whole workforce.

Pay differentials of this magnitude, we believe, have the effect of lowering employee morale and productivity. A 1992 study by Cowherd and Levine in *Administrative Science Quarterly* found, in addition, that pay differentials between managers and blue collar workers tend to reduce product quality. A 1988 study by Stanford professor Charles O'Reilly and others in *Administrative Science Quarterly* found that a disparity between the CEO's pay and that of lower level managers was associated with a higher turnover of management personnel. In addition, former Harvard University President Derek Bok has argued that the large executive pay packages can weaken organizational loyalties. [*The Cost of Talent*, 1993]

In the mid-1980s, management guru Peter Drucker argued that no CEO should earn more than 20 times the company's lowest-paid employee. [*Business Week*, 5/6/2002] Drucker believed that the growing differential between CEO and worker pay would damage company cultures and employee productivity.

If you believe that executive compensation at Comcast is in need of greater scrutiny, please support this proposal.

EXHIBIT C

Joseph F. Granata

*** FISMA & OMB Memorandum M-07-16 ***

VIA Fax & Overnight Mail

November 28, 2007

Arthur R. Block, Secretary
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102-2148

Dear Mr. Block:

Re: Submission of Shareholder Proposal

I hereby submit the enclosed Shareholder Proposal ("Proposal") for inclusion in the Comcast Corporation ("Comcast") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders in 2008. The Proposal is submitted under Rule 14(a)-8 of the U.S. Securities and Exchange Commission's proxy regulations.

I am a beneficial owner of Comcast common stock with market value in excess of $2,000 and have held it continuously for more than a year prior to this date of submission. I can supply proof of such holdings upon request.

I intend to continue to own Comcast common stock through the date of the Company's 2008 annual meeting. Either I or a designated representative will present the Proposal for consideration at the annual meeting of stockholders.

Sincerely,

Joseph F. Granata

Enclosure

Shareholder Proposal

Resolved: The shareholders of Comcast Corporation request that the Board of Directors establish an independent committee to prepare a report to shareholders that: 1) quantifies the differentials between the pay of Comcast's senior executives and the lowest paid 10% of current Comcast employees; 2) considers the costs and benefits resulting from these differentials; and 3) evaluates whether the differentials should be modified.

Statement of Support

There is widespread concern about the super-sized compensation packages of top corporate executives in the United States. [*Wall Street Journal*, 7/5/2006; *New York Times*, 7/9/2006 and 4/9/2006] These packages seem to channel financial resources to top executives in increasingly creative ways – for instance, payments to cover personal tax liabilities; the cost of term life insurance; above-market interest paid on deferred compensation; personal use of company administrative support; personal use of company aircraft; supplemental executive retirement benefits; and other perquisites.

Altogether, executive pay has increased the compensation gap between the highest and lowest paid employees at U.S. companies, and it may also have weakened the connection between corporate performance and executive compensation. We believe executive compensation systems should provide incentives to build a successful, sustainable company, but that prosperity should be fairly shared within the company.

According to the 2007 proxy statement, Comcast's Chairman and CEO Brian L. Roberts received compensation in excess of $49.9 million in 2006, including the total from the Summary Compensation Table and the value of options exercised.

Our CEO's compensation was over 1,300 times the pay of non-supervisory employees (call center workers, technicians, and maintenance workers) at Comcast in fiscal 2006.

Shareholders are entitled to an explanation of why the Comcast pay differential is so large between the highest and lowest paid and what steps, if any, are being taken to reduce that ratio, because, we believe, a company's success is driven by the whole workforce, and not merely by the CEO.

We believe such large pay differentials lower employee morale and productivity. A 1992 study by Cowherd and Levine in *Administrative Science Quarterly* found, in addition, that pay differentials between managers and workers tend to reduce product quality. A 1988 study by Stanford professor O'Reilly and others in *Administrative Science Quarterly* found that a disparity between the CEO's pay and that of lower level managers was associated with a higher turnover of management personnel. Finally, former Harvard University President Derek Bok has argued that large executive pay packages can weaken organizational loyalties. [*The Cost of Talent*, 1993]

In the mid-1980s, management guru Peter Drucker argued that no CEO should earn more than 20 times the company's lowest-paid employee. [*Business Week*, 5/6/2002] Drucker believed the growing differential between CEO and worker pay would damage company cultures and employee productivity.

If you believe there are good reasons to examine compensation differentials at our Company, please support this proposal.